FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, December 17, 2003, Series 2003-HE3	**333-107958**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)


03043118


RECD S.E.C.
NOV 18 2003
1086

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 17, 2003

CITIGROUP MORTGAGE LOAN TRUST INC.



By: ______________________
Name: Susan Mills
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Term Sheet **Public Offering** **Date Prepared: December 16, 2003**



Citigroup Mortgage Loan Trust Inc., Asset-Backed Pass-Through Certificates, Series 2003-HE3*

Approximate Total Offered Size: $453,427,000

Citigroup Global Markets Realty Corp. and Homecomings Financial Network, Inc.
Sellers

Wells Fargo Home Mortgage, Inc.
Servicer

Citigroup Mortgage Loan Trust Inc.
Depositor

Tranche	Amount[1]	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)
Class A[2]	$437,315,000	Floating Rate / Senior	1ml Libor + [ ]%	AAA/Aaa	2.36 / 2.57 Yr
Class M-1	$5,754,000	Floating Rate / Mezz	1ml Libor + [ ]%	AA-/A3	4.29 / 4.51 Yr
Class M-2	$4,603,000		Not Offered		
Class M-3	$5,754,000	Floating Rate / Mezz	1ml Libor + [ ]%	A-/Baa2	4.15 / 4.15 Yr
Class M-4	$4,604,000	Floating Rate / Mezz	1ml Libor + [ ]%	BBB+/Baa3	3.45 / 3.45 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Class A Certificates will be insured by Ambac Assurance Corporation
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**
Rating Agencies:	S&P / Moody's
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer	Ambac Assurance Corporation
Expected Pricing Date:	December 18, 2003
Expected Settlement Date:	December 23, 2003

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Phil Seares (212) 723-1145	Jim De Mare (212) 723-6217	Mike Leung (212) 723-6325
David Reedy (212) 723-6392	Matthew Cherwin (212) 723-6217	
Michele Moffat (212) 723-6906		
Brian Appell (212) 723-6395		
Ian Wesson (212) 723-6334		

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Title of Securities:	Citigroup Mortgage Loan Trust Inc., Series 2003-HE3
Offered Certificates:	Class A, Class M-1, Class M-3 and Class M-4 Certificates
Non-Offered Certificates:	Class M-2, Class CE, Class P and Class R Certificates
Class A Certificates:	Class A Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3 and Class M-4 Certificates
Sellers:	Citigroup Global Markets Realty Corp. and Homecomings Financial Network, Inc
Servicer:	Wells Fargo Home Mortgage, Inc.
Depositor:	Citigroup Mortgage Loan Trust Inc.
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer:	Ambac Assurance Corporation (rated "triple A" by each of Moody's and S&P) will insure, subject to the terms of the policy, the timely receipt of interest on the Class A Certificates and ultimate receipt of principal on the Class A Certificates. The Policy does not cover prepayment interest shortfalls not covered by Compensating Interest, or interest shortfalls resulting from the Soldiers' and Sailors' Civil Relief Act or similar State Laws, or Net WAC Rate Carryover Amounts.
Cap Provider:	The trust will enter into an interest rate cap agreement with a cap provider to protect against certain interest rate risks.
Surveillance Provider:	The Murrayhill Company will monitor and advise the servicer with respect to default management of the mortgage loans.
Closing Date:	On or about December 23, 2003
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing January 26, 2004
Cut-off Date:	December 1, 2003
Payment Delay:	Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates have a 0 day delay.
Day Count:	Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are Actual/360.
Servicing Fee:	0.35% for first lien mortgage loans and 0.75% for second lien mortgage loans and 0.15% that will be netted from available funds and deposited into the servicer reserve fund. In the event that the performance of the mortgage pool surpasses loss and delinquency targets set forth in the Pooling and Servicing Agreement, the Servicer will, on an annual basis, be entitled to certain amounts deposited in the Servicer reserve fund. If the targets are not attained, the portions not allocated to the Servicer will flow through the trust as excess cashflow.
Trustee Fee:	[0.01]% per annum
Surveillance Fee:	[0.0175]% per annum
Administrative Fees:	Servicing Fee, Trustee Fee and Surveillance Fee
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Offered Certificates will NOT be SMMEA eligible.
ERISA Eligibility:	The Class A Certificates may be ERISA eligible. The remaining Offered Certificates will NOT be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the interest rate cap agreement.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 30% CPR

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates and Class M-2 Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Step-Down	After Step-Down
Class A	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the sum of (i) the aggregate Administrative Fees Rate and (ii) the certificate guaranty insurance premium rate multiplied by a fraction equal to the principal balance of the Class A Certificates divided by the aggregate principal balance of the Mortgage Loans.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event occurs, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 10.00% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial target Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Events occur, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: 10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The majority holder of the Class CE Certificates (so long as such holder is not an affiliate of either of the Sellers) or if such majority holder fails to exercise such option, the Servicer or an affiliate of the Servicer shall have the right to exercise the clean-up call. If such call is exercised, the Offered Certificateholders are entitled, to the extent of funds available, to:

- Outstanding principal balance of the Offered Certificates
- 1 month's interest on such balance at the related Pass-Through Rate
- Any interest previously earned but not paid (if any)

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Net WAC Rate Carryover Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate,(ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Excess Interest: Interest generated on the mortgage loans is expected to be more than the interest required to be distributed on the Offered Certificates and Class M-2 Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates and the Class M-2 Certificates or to fund any Overcollateralization deficiency, will be distributable to the Class CE Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, to the extent of funds available therefor as described herein, the amount equal to the sum (less certain amounts available for reimbursement of principal and interest advances and servicing advances as described under "Pooling and Servicing Agreement—Advances" and certain other reimbursable expenses pursuant to the pooling and servicing agreement) of the following amounts (without duplication) with respect to the related mortgage loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received by the Servicer on or prior to the related Determination Date or advanced by the Servicer with respect thereto, (ii) all full and partial principal prepayments received by the Servicer during the related Prepayment Period, (iii) the liquidation proceeds (net of certain expenses) allocable to principal actually collected by the Servicer during the related Prepayment Period, (iv) the portion of the purchase price paid in connection with the repurchase of a mortgage loan allocable to principal of all repurchased mortgage loans with respect to such Prepayment Period, (v) on the distribution date on which the trust is to be terminated in accordance with the pooling and servicing agreement, that portion of the termination price in respect of principal.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Offered Certificates and the Class M-2 Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order to maintain the Targeted Overcollateralization Amount.

Class A Principal Distribution Amount: Prior to the Stepdown Date or while a Trigger Event is in effect, the Class A Principal Distribution Amount will equal 100% of the Principal Distribution Amount.

On or after the Stepdown Date, assuming a Trigger Event is not in effect, the Class A Principal Distribution Amount will equal the lesser of (i) the Principal Distribution Amount and (ii) the excess of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 90.00% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

The remaining Principal Distribution Amount, if any, will be allocated to the Class M Certificates to maintain their respective Credit Enhancement Percentage.

Class M Principal Distribution Amount: The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date. On or after the Stepdown Date (provided no Trigger Event occurs), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 5.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage), and

(iv) Then to the Class M-4 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Distributions:

A. Funds received with respect to interest will be applied as follows:

1. To the Servicer, Trustee, Surveillance Provider and Servicing Fee Reserve Fund, the Administrative Fee , accrued on the aggregate principal balance of the Mortgage Loans;
2. To the Class A Certificate Insurer, the certificate guaranty insurance premium;
3. To the Class A Certificates to pay accrued interest and any Class A Interest Carry Forward Amount,
4. To the Class A Certificate Insurer, any previously unreimbursed payments made by it under the policy together with accrued interest on such unreimbursed amounts plus any other amounts owing to the Class A Certificate Insurer under the related Insurance Agreement;
5. Sequentially, to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order, accrued interest for the applicable Distribution Date.

B. The remaining amounts not applied pursuant to A. above will be applied as follows:

1. To the Class A Certificates, the Class A Principal Distribution Amount:
2. To the Class A Certificate Insurer, to the extent not paid pursuant to A.4 above, any previously unreimbursed payments made by it under the policy together with accrued interest on such unreimbursed amounts plus any other amounts owing to the Class A Certificate Insurer under the related Insurance Agreement;-
3. To the Class M Certificates of each class, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.
4. To the Class M Certificates, any Interest Carry Forward Amounts
5. To the Class M Certificates, any Allocated Realized Loss Amount.
6. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates, in that order, any Civil Relief Act shortfalls and prepayment interest shortfalls and Net WAC Rate Carryover Amounts; and
7. To the holders of the CE Certificates and the Class P Certificates, as provided in the Pooling and Servicing Agreement.
8. To the holder of the residual interest, any remaining amount.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class CE Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates, and sixth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates will receive timely interest and ultimate principal provided by the Class A Certificate Insurer. The Certificate Guaranty Insurance Policy does not cover prepayment interest shortfalls not covered by Compensating Interest, interest shortfalls resulting from the Soldiers' and Sailors' Civil Relief Act or similar State Laws or Net WAC Rate Carryover Amounts.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, M-2, M-3 and M-4 Certificates
  - Class M Certificates with a higher designation are subordinate to those Class M Certificates with a lower designation
- In the case of the Class A, a Certificate Guaranty Insurance Policy

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A	5.00%	Class A	10.00%
Class M-1	3.75%	Class M-1	7.50%
Class M-2	2.75%	Class M-2	5.50%
Class M-3	1.50%	Class M-3	3.00%
Class M-4	0.50%	Class M-4	1.00%

**Approximate*

***Targeted*

Overcollateralization:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the ending aggregate Certificate Principal Balance.

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Structure Summary

Targeted Overcollateralization Amount: As of any Distribution Date, the Targeted Overcollateralization Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the cut-off date.

Stepdown Date: The earlier to occur of :
(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero or
(y) the later to occur of:

- (i) the Distribution Date in January 2007 and
- (ii), and the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 10.00%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
January 2004 to December 2006	N/A
January 2007 to December 2007	[1.75%]
January 2008 to December 2008	[2.50%]
January 2009 to December 2009	[3.00%]
January 2010 and thereafter	[3.50%]

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [60%] of the Senior Enhancement Percentage.

Mortgage Pool: The Mortgage Pool consists of 85.64% of fixed rate and 14.36% of adjustable-rate loans. Approximately 97.99% and 2.01% of the Mortgage Loans will be comprised of 1st Liens and 2nd Liens, respectively.

The Mortgage Pool consists of approximately 45.04% simple interest mortgage loans.

Advances: Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans except for simple interest mortgage loans where they will advance interest only.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall, other than from Simple Interest loans, on any Distribution Date, with Compensating Interest to the extent of its Servicing Fee for each Distribution Date.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Sensitivity Analysis – To 10% Optional Termination

CPR	0%	15%	30%	45%	60%
Class A					
Avg. Life (yrs)	14.46	4.73	**2.36**	1.41	0.93
Window (mo)	1 – 265	1 – 142	**1 – 74**	1 – 45	1 – 30
Expected Final Mat.	January 2026	October 2015	**February 2010**	September 2007	June 2006
Class M-1					
Avg. Life (yrs)	19.66	8.01	**4.29**	3.50	2.51
Window (mo)	190 – 265	47 – 142	**38 – 74**	40 – 45	30 – 30
Expected Final Mat.	January 2026	October 2015	**February 2010**	September 2007	June 2006
Class M-2					
Avg. Life (yrs)	19.66	8.01	**4.29**	3.41	2.51
Window (mo)	190 – 265	47 – 142	**37 – 74**	39 – 45	30 – 30
Expected Final Mat.	January 2026	October 2015	**February 2010**	September 2007	June 2006
Class M-3					
Avg. Life (yrs)	19.54	7.83	**4.15**	3.28	2.51
Window (mo)	190 – 265	47 – 142	**37 – 74**	38 – 45	30 – 30
Expected Final Mat.	January 2026	October 2015	**February 2010**	September 2007	June 2006
Class M-4					
Avg. Life (yrs)	18.59	6.32	**3.45**	3.11	2.51
Window (mo)	190 – 250	47 – 116	**37 – 58**	37 – 38	30 – 30
Expected Final Mat.	October 2024	August 2013	**October 2008**	February 2007	June 2006

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Sensitivity Analysis – To Maturity

CPR	0%	15%	30%	45%	60%
Class A					
Avg. Life (yrs)	14.57	5.05	**2.57**	1.55	0.97
Window (mo)	1 - 307	1 – 251	**1 – 162**	1 – 103	1 – 69
Expected Final Mat.	July 2029	November 2024	**June 2017**	July 2012	September 2009
Class M-1					
Avg. Life (yrs)	19.81	8.38	**4.51**	3.64	4.14
Window (mo)	190 – 278	47 – 178	**38 – 96**	40 – 59	46 – 54
Expected Final Mat.	February 2027	October 2018	**December 2011**	November 2008	June 2008
Class M-2					
Avg. Life (yrs)	19.75	8.21	**4.41**	3.49	3.69
Window (mo)	190 – 274	47 – 163	**37 – 87**	39 – 53	42 – 46
Expected Final Mat.	October 2026	July 2017	**March 2011**	May 2008	October 2007
Class M-3					
Avg. Life (yrs)	19.54	7.83	**4.15**	3.29	3.38
Window (mo)	190 – 268	47 – 147	**37 – 77**	38 – 47	39 – 42
Expected Final Mat.	April 2026	March 2016	**May 2010**	November 2007	June 2007
Class M-4					
Avg. Life (yrs)	18.59	6.32	**3.45**	3.11	3.14
Window (mo)	190 - 250	47 - 116	**37 - 58**	37 – 38	37 – 39
Expected Final Mat.	October 2024	August 2013	**October 2008**	February 2007	March 2007

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Static Indices

Pd	Net WAC Cap	Pd	Net WAC Cap
1	7.5851	38	8.0041
2	8.0745	39	8.8583
3	8.6316	40	8.0010
4	8.0748	41	8.2677
5	8.2629	42	8.0010
6	7.9966	43	8.2676
7	8.2628	44	8.0009
8	7.9965	45	8.0009
9	7.9968	46	8.2675
10	8.2636	47	8.0008
11	7.9973	48	8.2674
12	8.2642	49	8.0007
13	7.9978	50	8.0006
14	7.9981	51	8.5524
15	8.8554	52	8.0005
16	7.9987	53	8.2672
17	8.2657	54	8.0004
18	7.9993	55	8.2670
19	8.2663	56	8.0003
20	8.0000	57	8.0002
21	8.0003	58	8.2668
22	8.2674	59	8.0000
23	8.0011	60	8.2666
24	8.2681	61	7.9999
25	8.0018	62	7.9998
26	8.0022	63	8.8568
27	8.8600	64	7.9996
28	8.0030	65	8.2661
29	8.2702	66	7.9994
30	8.0039	67	8.2659
31	8.2711	68	7.9992
32	8.0048	69	7.9991
33	8.0052	70	8.2656
34	8.2726	71	7.9988
35	8.0062	72	8.2653
36	8.2736	73	7.9985
37	8.0072	74	7.9984

Indices @ 20% - With Corridor*

Pd	Net WAC Cap	Pd	Net WAC Cap
1	10.0451	38	10.0537
2	10.0552	39	10.1765
3	10.0523	40	10.0527
4	10.0514	41	10.0542
5	10.0488	42	10.0455
6	10.0539	43	10.0426
7	10.0455	44	10.0537
8	10.0504	45	10.0548
9	10.0507	46	10.0462
10	10.0524	47	10.0523
11	10.0494	48	10.0439
12	10.0411	49	10.0550
13	10.0511	50	10.0463
14	10.0520	51	10.0501
15	10.0469	52	10.0487
16	10.0486	53	10.0507
17	10.0493	54	10.0513
18	10.0425	55	10.0459
19	10.0467	56	10.0564
20	10.0496	57	10.0477
21	10.0502	58	10.0500
22	10.0546	59	10.0503
23	10.0509	60	10.0527
24	10.0454	61	10.0533
25	10.0534	62	10.0446
26	10.0447	63	10.3363
27	10.0501	64	10.0473
28	10.0524	65	10.0500
29	10.0475	66	10.0501
30	10.0587	67	10.0429
31	10.0460	68	10.0529
32	10.0470	69	10.0444
33	10.0482	70	10.0573
34	10.0455	71	10.0472
35	10.0515	72	10.0503
36	10.0494	73	10.0502
37	10.0554	74	10.0517

*Includes benefit of distributions from the cap counterparty.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Corridor Schedule

Pd	Balance	Pd	Balance
1	458,030,000.00	38	144,116,124.33
2	444,051,538.01	39	139,628,631.11
3	430,493,435.72	40	135,276,877.90
4	417,343,102.53	41	131,056,795.49
5	404,588,762.76	42	126,965,275.30
6	392,228,887.52	43	122,997,605.25
7	380,240,695.85	44	119,150,137.48
8	368,613,493.07	45	115,419,197.80
9	357,336,084.19	46	111,801,289.85
10	346,398,021.71	47	108,293,021.47
11	335,789,433.09	48	104,891,138.97
12	325,507,767.71	49	101,592,410.25
13	315,535,499.98	50	98,393,740.42
14	305,863,428.82	51	95,292,121.71
15	296,482,564.10	52	92,284,638.25
16	287,384,183.31	53	89,368,461.47
17	278,560,017.78	54	86,540,847.18
18	270,007,045.38	55	83,799,133.13
19	261,711,676.51	56	81,140,754.95
20	253,666,431.85	57	78,563,187.52
21	245,863,608.65	58	76,063,999.98
22	238,295,959.06	59	73,640,834.08
23	230,956,564.52	60	71,291,401.97
24	223,842,280.13	61	69,013,484.17
25	216,942,485.61	62	66,804,929.04
26	210,250,786.76	63	64,663,646.13
27	203,760,948.55	64	62,587,609.01
28	197,466,919.68	65	60,574,851.86
29	191,362,915.51	66	58,623,467.61
30	185,445,878.53	67	56,731,606.21
31	179,707,445.31	68	54,897,472.96
32	174,142,391.13	69	53,119,326.83
33	168,745,400.73	70	51,395,478.86
34	163,511,441.61	71	49,724,290.65
35	158,435,678.12	72	48,104,172.83
36	153,515,261.56	73	46,533,583.60
37	148,743,558.52	74	45,011,027.43

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Assumed Monthly Excess Interest

Pd	Static Indices (%)	Forwards (%)	Pd	Static Indices (%)	Forwards (%)
1	6.4793	6.4706	38	6.3921	3.6135
2	6.5892	6.5603	39	6.6216	4.1100
3	6.6997	6.6532	40	6.4475	3.5724
4	6.5831	6.5129	41	6.5084	3.7401
5	6.5555	6.4504	42	6.4520	3.5298
6	6.4954	6.3295	43	6.5129	3.6585
7	6.5486	6.3347	44	6.4569	3.4461
8	6.4880	6.1710	45	6.4595	3.4038
9	6.4845	6.0720	46	6.5204	3.5365
10	6.5383	6.0493	47	6.4649	3.3646
11	6.4770	5.9470	48	6.5257	3.5060
12	6.5309	5.9191	49	6.4706	3.2954
13	6.4690	5.7284	50	6.4736	3.2646
14	6.4649	5.5754	51	6.5922	3.5925
15	6.6352	5.7070	52	6.4799	3.2041
16	6.4561	5.2711	53	6.5407	3.3879
17	6.5101	5.3450	54	6.4866	3.1783
18	6.4468	5.1012	55	6.5474	3.3346
19	6.5008	5.0797	56	6.4937	3.1252
20	6.4369	4.8393	57	6.4974	3.0992
21	6.4316	4.7124	58	6.5583	3.2599
22	6.4857	4.7136	59	6.5053	3.0789
23	6.4207	4.5715	60	6.5661	3.2434
24	6.4747	4.5949	61	6.5137	3.0342
25	6.4090	4.3529	62	6.5180	3.0145
26	6.4029	4.2734	63	6.6913	3.5623
27	6.5779	4.6184	64	6.5273	2.9765
28	6.3901	4.1150	65	6.5880	3.1750
29	6.4443	4.2519	66	6.5371	2.9687
30	6.3764	4.0322	67	6.5978	3.1455
31	6.4306	4.1134	68	6.5476	2.9413
32	6.3619	3.8923	69	6.5531	2.9289
33	6.3542	3.8224	70	6.6138	3.1099
34	6.4085	3.9119	71	6.5646	2.9284
35	6.3382	3.7338	72	6.6253	3.1126
36	6.3925	3.8254	73	6.5769	2.9112
37	6.3211	3.5915	74	6.5834	2.9046

Assumptions:
1. Run at Pricing Speed (30% CPR)
2. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)
3. Static Indices: 1-Month Libor; 1.15%; 6-Month Libor; 1.22%; 1-Year CMT; 1.25%
4. For Assumed Monthly Excess Spread using Forwards, 1-Year CMT is assumed to be the same as 6-Month Libor

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		6,854	
Total Outstanding Loan Balance		$460,331,977	
Average Loan Principal Balance		$67,163	$19,566 – $627,272
WA Coupon		8.99%	3.62% - 17.99%
WA Remaining Term (mo.)		264	21 –358
WA Current LTV		70.89%	5.61% - 124.73%
WA FICO*		611	428 - 819
WA Seasoning (mo.)		52	22 – 177
1st Liens (%)		97.99%	
Simple Interest Loans		45.04%	
Loan Type			
ARM		14.36%	
Fixed		85.64%	
Property Type			
Single Family		89.28%	
2-4 Family		5.93%	
Condominium		1.06%	
Mobile & Manufactured Housing		0.71%	
Single Family/Modular		0.60%	
Townhouse		0.14%	
Other		2.28%	
Occupancy Status			
Owner Occupied		98.90%	
Non-Owner Occupied		1.10%	
Loan Purpose			
Cash-out Refi		64.06%	
Purchase		7.66%	
Rate-Term Refi		6.02%	
Unknown		22.25%	
Geographic Distribution			
	OH	8.79%	
	NC	8.12%	
	PA	7.28%	
ARM Characteristics			
Gross Margin		6.12%	0.00% - 8.10%
Subsequent Periodic Cap		1.33%	1.00% - 6.00%
Lifetime Maximum Rate		16.55%	10.40% - 20.49%
Lifetime Minimum Rate		5.46%	0.00% - 12.95%

*Zero Values Excluded

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance at Origination	% of Aggregate Principal Balance at Origination
0.01 - 25,000.00	148	$3,513,606.00	0.72%
25,000.01 - 50,000.00	2,300	89,278,175.00	18.27
50,000.01 - 75,000.00	2,326	142,594,008.00	29.18
75,000.01 - 100,000.00	988	84,888,338.00	17.37
100,000.01 - 125,000.00	478	53,089,281.00	10.86
125,000.01 - 150,000.00	240	32,670,400.00	6.68
150,000.01 - 175,000.00	111	17,865,039.00	3.66
175,000.01 - 200,000.00	97	18,259,142.00	3.74
200,000.01 - 225,000.00	40	8,488,042.00	1.74
225,000.01 - 250,000.00	36	8,521,075.00	1.74
250,000.01 - 275,000.00	20	5,248,481.00	1.07
275,000.01 - 300,000.00	20	5,768,895.00	1.18
300,000.01 - 325,000.00	14	4,381,740.00	0.90
325,000.01 - 350,000.00	10	3,376,278.00	0.69
350,000.01 - 375,000.00	8	2,877,203.00	0.59
375,000.01 - 400,000.00	8	3,135,496.00	0.64
400,000.01 - 425,000.00	2	829,140.00	0.17
425,000.01 - 450,000.00	3	1,327,250.00	0.27
450,000.01 - 475,000.00	2	934,094.00	0.19
475,000.01 - 500,000.00	1	499,242.00	0.10
550,000.01 - 575,000.00	1	552,500.00	0.11
625,000.01 - 650,000.00	1	650,000.00	0.13
TOTAL :	**6,854**	**$488,747,425.00**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	397	$8,945,653.91	1.94%
25,000.01 - 50,000.00	2,504	94,969,210.11	20.63
50,000.01 - 75,000.00	2,077	127,067,880.50	27.60
75,000.01 - 100,000.00	896	77,299,570.42	16.79
100,000.01 - 125,000.00	421	46,793,163.73	10.17
125,000.01 - 150,000.00	216	29,407,712.97	6.39
150,000.01 - 175,000.00	97	15,648,768.21	3.40
175,000.01 - 200,000.00	94	17,565,952.28	3.82
200,000.01 - 225,000.00	41	8,737,948.19	1.90
225,000.01 - 250,000.00	27	6,431,884.17	1.40
250,000.01 - 275,000.00	20	5,282,116.61	1.15
275,000.01 - 300,000.00	18	5,193,595.41	1.13
300,000.01 - 325,000.00	11	3,448,077.47	0.75
325,000.01 - 350,000.00	13	4,352,083.06	0.95
350,000.01 - 375,000.00	6	2,174,047.15	0.47
375,000.01 - 400,000.00	6	2,312,508.42	0.50
400,000.01 - 425,000.00	2	814,646.74	0.18
425,000.01 - 450,000.00	3	1,308,215.88	0.28
450,000.01 - 475,000.00	2	924,772.78	0.20
475,000.01 - 500,000.00	1	489,343.15	0.11
525,000.01 - 550,000.00	1	537,554.39	0.12
625,000.01 - 650,000.00	1	627,271.85	0.14
TOTAL :	**6,854**	**$460,331,977.40**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.500 - 3.999	1	$41,292.90	0.01%
4.500 - 4.999	1	96,709.57	0.02
5.000 - 5.499	4	326,432.36	0.07
5.500 - 5.999	31	3,541,121.51	0.77
6.000 - 6.499	125	12,978,549.17	2.82
6.500 - 6.999	221	22,195,220.87	4.82
7.000 - 7.499	616	54,844,500.82	11.91
7.500 - 7.999	791	63,959,330.60	13.89
8.000 - 8.499	684	53,399,545.90	11.60
8.500 - 8.999	670	46,808,916.52	10.17
9.000 - 9.499	431	27,538,312.46	5.98
9.500 - 9.999	779	46,425,240.96	10.09
10.000 - 10.499	500	27,487,530.83	5.97
10.500 - 10.999	720	39,978,030.69	8.68
11.000 - 11.499	371	19,100,954.95	4.15
11.500 - 11.999	399	19,170,469.90	4.16
12.000 - 12.499	177	7,955,181.76	1.73
12.500 - 12.999	158	6,866,008.97	1.49
13.000 - 13.499	60	3,088,527.90	0.67
13.500 - 13.999	60	2,741,714.90	0.60
14.000 - 14.499	20	684,148.81	0.15
14.500 - 14.999	17	582,276.32	0.13
15.000 - 15.499	6	167,919.64	0.04
15.500 - 15.999	6	193,350.73	0.04
16.000 - 16.499	2	60,310.69	0.01
16.500 - 16.999	3	66,952.78	0.01
17.500 - 17.999	1	33,424.89	0.01
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 - 180	1,383	$57,809,194.81	12.56%
181 - 240	753	39,054,690.79	8.48
241 - 360	4,597	353,956,661.59	76.89
360+	121	9,511,430.21	2.07
Total:	**6,854**	**$460,331,977.40**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 - 060	118	$3,896,846.30	0.85%
061 - 120	653	29,198,970.65	6.34
121 - 180	1,389	69,307,632.52	15.06
181 - 240	470	26,425,882.46	5.74
241 - 300	549	35,200,900.56	7.65
301 - 360	3,675	296,301,744.91	64.37
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
019 - 024	15	$1,986,943.79	0.43%
025 - 030	47	4,107,637.65	0.89
031 - 036	275	18,734,420.39	4.07
037 - 042	1,357	95,722,841.97	20.79
043 - 048	1,544	112,201,309.08	24.37
049 - 054	1,233	90,702,004.43	19.70
055 - 060	1,051	68,400,978.78	14.86
061+	1,332	68,475,841.31	14.88
Total:	**6,854**	**$460,331,977.40**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Current Loan-to-Value Ratios of Mortgage Loans*

Current LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	199	$7,461,914.15	1.62%
25.01 - 30.00	114	4,805,338.35	1.04
30.01 - 35.00	135	7,465,899.03	1.62
35.01 - 40.00	173	8,359,029.59	1.82
40.01 - 45.00	217	11,071,477.56	2.41
45.01 - 50.00	275	13,870,657.80	3.01
50.01 - 55.00	320	20,536,021.14	4.46
55.01 - 60.00	394	25,305,595.96	5.50
60.01 - 65.00	529	34,508,325.90	7.50
65.01 - 70.00	733	49,071,590.05	10.66
70.01 - 75.00	871	58,706,498.67	12.75
75.01 - 80.00	1,195	87,233,985.36	18.95
80.01 - 85.00	817	60,705,744.34	13.19
85.01 - 90.00	497	39,175,926.52	8.51
90.01 - 95.00	168	14,723,701.53	3.20
95.01 - 100.00	77	6,156,252.75	1.34
100.01 - 105.00	48	3,915,421.39	0.85
105.01 - 110.00	30	2,521,989.24	0.55
110.01 - 115.00	30	2,419,658.55	0.53
115.01 - 120.00	21	1,333,061.70	0.29
120.01 – 124.73	11	983,887.82	0.21
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non-Owner Occupied	106	$5,069,488.31	1.10%
Owner Occupied	6,748	455,262,489.09	98.90
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Condominium	68	$4,880,457.32	1.06%
Mobile Home/Manufactured Housing	62	3,265,455.60	0.71
2-4 Family	410	27,311,447.48	5.93
Other	130	10,478,035.27	2.28
Single Family/Modular	47	2,753,816.88	0.60
Single Family	6,128	410,991,313.84	89.28
Townhouse	9	651,451.01	0.14
Total:	**6,854**	**$460,331,977.40**	**100.00%**

*Calculated as the sum of the current senior lien balance and junior lien balance (in the case of second liens) divided by the most recent value attained. This value can be a BPO, AVM or original appraisal.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	4,763	$294,870,044.20	64.06%
Construction to Perm	1	53,245.05	0.01
Purchase	439	35,269,723.88	7.66
Rate/Term Refinance	342	27,697,103.73	6.02
Unknown	1,309	102,441,860.54	22.25
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	6,584	$437,975,291.67	95.14%
No Income Verification	270	22,356,685.73	4.86
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Year Arm	4	$303,831.24	0.07%
2/6 Arm	498	41,777,283.20	9.08
3/1 Arm	5	1,150,441.70	0.25
3/6 Arm	118	10,558,976.48	2.29
6 Mo Arm	114	10,687,340.55	2.32
Fixed Rate	6,104	394,230,565.82	85.64
Miscellaneous Arm Program	11	1,623,538.41	0.35
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1-Year CMT	8	$1,387,972.58	0.30%
6 MO LIBOR	729	62,886,417.24	13.66
6 Mo FNMA	2	203,483.35	0.04
Fixed Rate	6,104	394,230,565.82	85.64
Other	11	1,623,538.41	0.35
Total:	**6,854**	**$460,331,977.40**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Arizona	123	$11,002,972.98	2.39%
Arkansas	143	7,326,326.82	1.59
California	252	30,097,062.42	6.54
Colorado	64	7,707,675.60	1.67
Florida	300	19,249,767.18	4.18
Georgia	238	17,336,577.55	3.77
Illinois	174	11,001,756.28	2.39
Indiana	265	14,425,172.71	3.13
Kentucky	180	10,266,004.67	2.23
Louisiana	138	7,630,750.69	1.66
Maryland	191	13,374,325.68	2.91
Michigan	328	19,128,956.94	4.16
Mississippi	158	7,829,236.45	1.70
Missouri	283	15,698,426.40	3.41
Nevada	71	7,496,045.75	1.63
New Jersey	160	10,552,250.91	2.29
New York	200	14,412,136.82	3.13
North Carolina	569	37,369,604.38	8.12
Ohio	661	40,464,506.11	8.79
Oklahoma	171	9,994,414.16	2.17
Oregon	62	5,866,162.08	1.27
Pennsylvania	631	33,515,202.00	7.28
South Carolina	294	17,768,672.69	3.86
Tennessee	324	20,300,467.43	4.41
Texas	130	9,907,583.90	2.15
Virginia	187	13,695,053.87	2.98
Washington	97	12,088,954.32	2.63
West Virginia	85	4,638,538.18	1.01
States with less than 1%	375	30,187,372.43	6.56
Total:	**6,854**	**$460,331,977.40**	**100.00%**

Current Fico Scores of Mortgage Loans

Current Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
< 500	407	$26,054,385.35	5.66%
500 - 525	577	36,683,491.03	7.97
526 - 550	699	45,124,294.83	9.80
551 - 575	663	43,680,957.60	9.49
576 - 600	722	49,205,939.46	10.69
601 - 625	802	55,647,123.39	12.09
626 - 650	833	57,363,699.79	12.46
651 - 675	773	55,369,644.38	12.03
676 - 700	563	39,343,223.93	8.55
701 - 725	362	24,410,479.90	5.30
726 - 750	200	12,868,441.04	2.80
751 - 775	138	8,274,307.69	1.80
776 - 800	66	3,514,465.96	0.76
801 - 825	9	477,864.10	0.10
Not Available	40	2,313,658.95	0.50
Total:	**6,854**	**$460,331,977.40**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Gross Margins of Mortgage Loans

Gross Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	1	$96,709.57	0.15%
2.500 - 2.999	2	75,217.25	0.11
3.500 - 3.999	3	368,084.44	0.56
4.000 - 4.499	10	716,093.90	1.08
4.500 - 4.999	21	2,202,200.29	3.33
5.000 - 5.499	80	7,978,269.04	12.07
5.500 - 5.999	135	14,138,990.13	21.39
6.000 - 6.499	165	15,295,419.06	23.14
6.500 - 6.999	250	18,432,256.53	27.88
7.000 - 7.499	66	5,379,705.70	8.14
7.500 - 7.999	16	1,370,317.99	2.07
8.000 - 8.499	1	48,147.68	0.07
Total:	**750**	**$66,101,411.58**	**100.00%**

Next Interest Rate Change Dates of Mortgage Loans

Next Interest Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
12/2003	90	$7,060,514.48	10.68%
1/2004	127	11,657,100.30	17.64
2/2004	92	7,617,554.46	11.52
3/2004	67	5,199,973.66	7.87
4/2004	102	8,668,644.00	13.11
5/2004	64	6,035,577.88	9.13
6/2004	205	19,124,814.05	28.93
9/2004	1	41,292.90	0.06
10/2004	1	627,271.85	0.95
12/2004	1	68,668.00	0.10
Total:	**750**	**$66,101,411.58**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
10.000 - 10.499	1	$79,818.13	0.12%
13.500 - 13.999	1	121,274.13	0.18
14.000 - 14.499	8	1,020,612.09	1.54
14.500 - 14.999	43	4,114,560.96	6.22
15.000 - 15.499	49	4,986,826.85	7.54
15.500 - 15.999	102	10,765,616.39	16.29
16.000 - 16.499	128	10,301,350.56	15.58
16.500 - 16.999	164	15,333,409.63	23.20
17.000 - 17.499	106	8,473,338.27	12.82
17.500 - 17.999	72	5,735,113.68	8.68
18.000 - 18.499	37	2,513,721.05	3.80
18.500 - 18.999	23	1,623,210.23	2.46
>= 19.000	16	$1,032,559.61	1.56
Total:	**750**	**$66,101,411.58**	**100.00%**

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	156	$16,091,111.87	24.34%
2.500 - 2.999	1	41,292.90	0.06
3.500 - 3.999	2	236,027.08	0.36
4.000 - 4.499	6	367,028.63	0.56
4.500 - 4.999	17	1,862,822.77	2.82
5.000 - 5.499	53	5,005,321.45	7.57
5.500 - 5.999	77	8,174,126.44	12.37
6.000 - 6.499	84	6,620,578.06	10.02
6.500 - 6.999	147	10,706,196.32	16.20
7.000 - 7.499	26	1,621,968.71	2.45
7.500 - 7.999	8	884,315.78	1.34
8.000 - 8.499	7	451,222.43	0.68
8.500 - 8.999	25	2,664,793.08	4.03
9.000 - 9.499	14	1,003,959.32	1.52
9.500 - 9.999	32	3,168,191.64	4.79
10.000 - 10.499	25	2,245,449.19	3.40
10.500 - 10.999	40	2,947,050.79	4.46
11.000 - 11.499	12	949,836.72	1.44
11.500 - 11.999	14	873,477.63	1.32
12.000 - 12.499	1	34,015.65	0.05
12.500 - 12.999	3	152,625.12	0.23
Total:	**750**	**$66,101,411.58**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	545	$46,061,699.07	69.68%
1.50	131	11,866,264.53	17.95
2.00	10	1,588,697.94	2.40
2.50	1	78,420.81	0.12
3.00	60	6,178,605.14	9.35
6.00	3	327,724.09	0.50
Total:	**750**	**$66,101,411.58**	**100.00%**